HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

RECEIVED
2007 APR 10 A 10:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03638

Date: 2 April 2007

BY AIRMAIL

Office of International Corporate Finance
Securities & Exchange Co[redacted]
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

07022505

SUPPL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the joint announcement dated 30 March 2007 issued by ITC Corporation Limited and the Company for filing under the ISIN US 41068T2087, the contents of which are self-explanatory.

Thank you for your attention.

PROCESSED
APR 12 2007
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary

Encl.

dw 4/10

香港中環夏慤道12號美國銀行中心31樓
31/F, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)
O:\Hanny 2007\Correspondence\L

ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

MRI HOLDINGS LIMITED
截至二零零六年十二月三十一日止年度之經審核業績公佈

MRI，錦興（德祥之間接非全資附屬公司）擁有約56.7%之附屬公司，已宣佈其截至二零零六年十二月三十一日止年度之經審核財務業績。MRI之經審核財務報表列載如下。

本公佈乃德祥企業集團有限公司（「德祥」）及錦興集團有限公司（「錦興」，德祥之間接非全資附屬公司）根據香港聯合交易所有限公司證券上市規則第13.09(2)條之規定而作出，以向德祥及錦興之股東提供MRI Holdings Limited（「MRI」，錦興擁有約56.7%之附屬公司）之資料，MRI已於二零零七年三月三十日向澳洲公眾人士公佈其財務資料。

德祥及錦興董事會公佈MRI截至二零零六年十二月三十一日止年度之經審核財務業績。MRI根據澳洲證券交易所上市規則第4.5條之規定已於二零零七年三月三十日在澳洲公佈其業績。MRI為一家於澳洲註冊成立之公司，其股份於澳洲證券交易所上市。

截至二零零六年十二月三十一日止年度之經審核財務報表乃按二零零一年公司法、適用會計準則及符合澳洲法律之其他要求編製而成。

業績

MRI及其附屬公司截至二零零六年及二零零五年十二月三十一日止年度之經審核綜合業績如下：

	截至十二月三十一日止年度	
	二零零六年	二零零五年
	千澳元	千澳元
		（經重列）
收益	919	846
其他收入	–	178
行政支出	(411)	(469)
融資成本	(1)	–
其他支出	(22)	–
除所得稅開支前溢利	485	555
所得稅開支	(77)	(58)
除有關所得稅開支後溢利	408	497
承前累計虧損	(13,137)	(13,634)
結轉累計虧損	(12,729)	(13,137)
每股基本盈利	0.89仙	1.08仙

由於每股攤薄盈利與每股基本盈利並無重大差別，因此並無予以披露。

資產負債表摘要

MRI及其附屬公司於二零零六年及二零零五年十二月三十一日之經審核綜合資產負債表呈列如下：

	於十二月三十一日	
	二零零六年	二零零五年
	千澳元	千澳元
		（經重列）
流動資產	17,295	17,515
非流動資產	4,623	4,915
總資產	21,918	22,430
流動負債	(87)	(457)
非流動負債	(4)	(212)
淨資產	21,827	21,761
股本	31,381	31,184
儲備及累計虧損	(9,554)	(9,423)
	21,827	21,761

承董事會命
德祥企業集團有限公司
主席
陳國強博士

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零七年三月三十日

於本公佈日期，德祥之董事如下：

執行董事：
陳國強博士（主席）
周美華女士（副主席兼董事總經理）
陳國銓先生
陳佛恩先生
張漢傑先生

獨立非執行董事：
卓育賢先生
李傑華先生
石禮謙，太平紳士

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
潘國興先生

* 僅供識別

END